October 23, 2009

Ms. Linda Cvrkel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GateHouse Media, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 13, 2009

File No. 001-33091

Dear Ms. Cvrkel:

Set forth below are the responses of GateHouse Media, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 23, 2009 to Ms. Melinda A. Janik, Chief Financial Officer of the Company.

Form 10-K for the fiscal year ended December 31, 2008

Consolidated Statements of Cash Flow, page 95

1.	Comment: Reference is made to the line item “Net borrowings (repayments) under revolving credit facility” under financing activities. According to the terms of the 2007 credit facility disclosed in Note 8 on page 121, the revolving credit facility matures in February 2014 and no principal payments are due until the maturity date. In this regard, it is unclear how your net presentation of cash flows associated with this credit facility complies with the guidance prescribed paragraph 13 of SFAS No. 95. Please advise or alternatively, revise your presentation in future filings to provide borrowings and repayments under your revolving credit facility on a gross basis.

Response: The Company will revise its presentation in future filings to include the gross borrowings and repayments under the revolving credit facility within the Consolidated Statements of Cash Flow consistent with the guidance prescribed in paragraph 13 of SFAS No. 95.

Note 3. Acquisitions, page 106

(j) Restructuring, page 114

2.	Comment: Please revise your footnote in future filings to include all the disclosures required by paragraph 20(b) of SFAS No. 146.

Response: The Company will revise its footnote in future filings to include all the disclosures required by paragraph 20 (b) of SFAS No. 146.

Note (8) Long-term Debt and Short-term Note Payable

3.	Comment: Please revise future filings to include disclosure of the Company’s aggregate maturities of long-term debt for each of the five years following the date of the latest balance sheet date presented as required by paragraph 10 of SFAS No. 47.

Response: The Company will revise its future filings to include the aggregate maturities of long-term debt for each of the five years following the date of the latest balance sheet date presented as required by paragraph 10 of SFAS No. 47.

Item 15. Exhibits and Financial Statements Schedules, page 147

Schedule II – Valuation and Qualifying Accounts, page 147

4.	Comment: Reference is made the amount of $2,302 charged to other accounts during the year ended December 31, 2008 and related footnote (1). Please explain to us in greater detail the nature of the amount(s) that are related to fully reserving the accounts receivable balances recorded during the year and tell us where such amounts have been recorded within the financial statements. If the amount relates to receivable reserves related to acquisitions that occurred in 2008, please clearly disclose this in footnote (1) in future filings.

Response: The majority of the charges to other accounts described in Item 15 for the year ended December 31, 2008 relate to the Company’s directories business which was acquired in 2007. The acquired assets included certain accounts receivable which were deemed not collectable and therefore had a fair value of zero and were not recorded in the opening balance sheet. During 2008, the Company in conjunction with a full review of accounts receivables decided to record the gross amount of these additional accounts receivable and an equivalent allowance for doubtful accounts was recorded. Based on this adjustment, there was no change in the fair value of the net assets acquired and no line item of the financial statements was impacted, but for accounting purposes, the accounts receivable and related allowance values were grossed up.

The Company will revise future filings to more clearly explain the charge to other accounts.

Quarterly Report on Form 10-Q for the Quarter ended June 30. 2009

Note (6) Indebtedness

5.	Comment: We note from the disclosure included in Note 6 that the Company entered into a second amendment to the 2007 Credit Facility on February 3, 2009 which permits the Company to repurchase term loans outstanding under the 2007 credit facility at prices below par through one or more Modified Dutch Auctions through December 31, 2011 subject to certain conditions. We also note that the amendment also reduces the aggregate principal amounts available under the 2007 Credit Facility for revolving loans, the letter of credit subfacility and for the swingline loan subfacility. Please tell us and revise the notes to your financial statements in future filings to explain how you accounted for this amendment to the credit facility in the Company’s financial statements. As part of your response, please explain how you considered the guidance outlined in paragraph 4 of EITF No. 98-14. Your response and your revised disclosures should also explain how you accounted for any unamortized deferred costs associated with the credit facility at the time of the amendment as well as any fees or costs incurred in connection with the amendment. We may have further comments upon receipt of your response.

Response: The 2007 Credit Facility includes both the term loans and the revolving loans. Since the amendment relates primarily to the term loan, the Company considered the guidance of EITF 96-19 and EITF 98-14 in assessing the accounting and determined that the second amendment of the 2007 Credit Facility did not cause the debt to be substantially different from the original debt, and was thus treated as a modification. The fees incurred for the second amendment were approximately $550,000 and the existing unamortized deferred financing fees that would be written off, in accordance with EITF No. 98-14, as a result of the decrease in borrowing capacity were approximately $150,000. The Company determined that this net impact of $400,000 was immaterial and as result the Company expensed the $550,000 of new fees and continue to amortize the existing deferred financing fees.

The Company will revise its future filings to include discussion of the deferred financing costs related to the second amendment of the 2007 Credit Facility.

In response to your letter, the Company also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission.

•	Staff comments or changes to disclosures in the Company’s filings in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings.

•	The Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (585) 598-0032.

Very truly yours,

/s/ Polly Grunfeld Sack

Polly Grunfeld Sack

Sr. Vice President, Secretary and General Counsel